UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Silicon Laboratories Inc.

(Name of Issuer)

Common Stock, par value $.0001

(Title of Class of Securities)

826919 10 2

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826919 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Navdeep S. Sooch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,568,593

	6.	Shared Voting Power 129,174

	7.	Sole Dispositive Power 1,568,593

	8.	Shared Dispositive Power 129,174

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,697,767

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.2%(1)

12.	Type of Reporting Person (See Instructions) IN

(1) Based upon 52,613,027 shares of Common Stock outstanding as of December 31, 2004, which includes 104,916 shares of Common Stock that may be acquired within 60 days of December 31, 2004 through the exercise of stock options.

Item 1.
	(a)	Name of Issuer Silicon Laboratories Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4635 Boston Lane Austin, TX 78735

Item 2.
	(a)	Name of Person Filing Navdeep S. Sooch
	(b)	Address of Principal Business Office or, if none, Residence 4635 Boston Lane Austin, TX 78735
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share
	(e)	CUSIP Number 826919 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2004, Navdeep S. Sooch is the record owner of 1,463,677 shares of Common Stock and is deemed to beneficially own an additional 104,916 shares of Common Stock which he may acquire within 60 days of December 31, 2004 through the exercise of stock options.  As of December 31, 2004, he may also be deemed to beneficially own an additional 129,174 shares of Common Stock, of which 13,112 shares are held of record by the David T. Sooch Trust, 13,112 shares are held of record by the Kelly A. Sooch Trust, 13,112 shares are held of record by the Kevin S. Sooch Trust (collectively, the “Trusts”), and 89,838 shares are held of record by Libra II, L.P. Mr. Sooch serves as a co-trustee of each of the Trusts, and is an officer of the corporate general partner of Libra II, L.P., and in such capacities he may hold the shared power to vote and dispose of the shares owned by such Trusts and by Libra II, L.P. Therefore, Mr. Sooch may be deemed to own beneficially an aggregate of 1,697,767 shares of Common Stock as of December 31, 2004. Mr.Sooch disclaims beneficial ownership of all shares held by such Trusts and Libra II, L.P.

(b) Percent of class: 3.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,568,593
(ii) Shared power to vote or to direct the vote 129,174
(iii) Sole power to dispose or to direct the disposition of 1,568,593
(iv) Shared power to dispose or to direct the disposition of 129,174

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005
Date
/s/ Navdeep S. Sooch
Signature
Navdeep S. Sooch
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)